Exhibit 99.1

AirMedia Announces Unaudited First Quarter 2015 Financial Results

Beijing, China – May 18, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	Total revenues decreased by 3.8% year-over-year and 9.7% quarter-over-quarter to US$61.0 million.

•	Net revenues decreased by 4.4% year-over-year and 8.4% quarter-over-quarter to US$60.3 million, exceeding the upper end of the Company’s previous guidance by US$4.3 million.

•	Net loss attributable to AirMedia’s shareholders was US$5.7 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.10. The year-over-year increase in net loss attributable to AirMedia’s shareholders was partially due to income tax expenses of US$1.9 million in the first quarter of 2015, compared to income tax benefits of US$4,000 in the same period one year ago.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$317,000, compared to a loss of US$422,000 in the same period one year ago.

“As you know, we endeavor to transform into a leading in-flight and on-train Wi-Fi operator in China. We would like to capitalize on the sale of our advertising business at a much more attractive valuation to companies in China so that we can focus our resources on the exciting Wi-Fi business. We are excited about the agreement with Shenzhen Liantronics Co., Ltd. to sell 5% equity interest of our advertising business for a consideration of RMB150 million in cash. We intend to sell the remaining equity interest of our advertising business in the foreseeable future. We are in the process of restructuring our advertising business according to the aforementioned agreement. Meanwhile, we are also discussing with other unrelated third parties who expressed interest in buying our advertising business,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“The first quarter is usually the weakest quarter of a year in advertising industry. Our divestiture of two unprofitable product lines helped us reduce the loss of adjusted EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP) in the first quarter of 2015 year-over-year and quarter-over-quarter during a soft economic environment and advertising market,” continued Mr. Guo. “We saw a decrease in revenues from our gas station media network in the first quarter, which, coupled with larger amounts of depreciation of LED screens installed in gas stations, resulted in more losses from this product line. Although we expect revenues from this product line to increase with the expansion of the network of LED screens, as we are focusing more on Wi-Fi business, we intend to take more active action to reduce the loss from this product line.”

“We made solid developments in our on-train Wi-Fi business. We recently obtained exclusive rights to install and operate Wi-Fi systems on the ordinary trains operated by Shanghai Railway Bureau and Jinan Railway Bureau. We expect to continue to obtain more concession rights and further improve our market position in on-train Wi-Fi business,” continued Mr. Guo.

“We are happy that our top line results exceeded guidance. Our divestiture of two unprofitable product lines was instrumental for us to achieve improved adjusted EBITDA. In addition, our divestiture of TV-attached digital frames only had two month impact in the first quarter of 2015. We expect it to have full-quarter positive impacts on our earnings in the following quarters. Our intended sale of our advertising business is expected to strengthen our cash position and provide capital support for our new Wi-Fi businesses,” Mr. Richard Wu, AirMedia’s chief financial officer, commented.

First Quarter 2015 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2015	% of Total Revenues	Quarter Ended December 31, 2014	% of Total Revenues	Quarter Ended March 31, 2014	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	56,197	92.1%	60,972	90.3%	58,072	91.6%	-3.2%	-7.8%
Digital frames in airports	31,962	52.4%	37,367	55.3%	35,183	55.5%	-9.2%	-14.5%
Digital TV screens in airports	2,047	3.4%	4,283	6.3%	2,706	4.3%	-24.4%	-52.2%
Digital TV screens on airplanes	3,608	5.9%	3,864	5.7%	4,274	6.7%	-15.6%	-6.6%
Traditional media in airports	13,204	21.6%	13,798	20.4%	14,635	23.1%	-9.8%	-4.3%
Other revenues in air travel	5,376	8.8%	1,660	2.6%	1,274	2.0%	322.0%	223.9%
Gas Station Media Network	2,249	3.7%	2,897	4.3%	2,754	4.3%	-18.3%	-22.4%
Other Media	2,573	4.2%	3,668	5.4%	2,582	4.1%	-0.3%	-29.9%

Total revenues	61,019	100.0%	67,537	100.0%	63,408	100.0%	-3.8%	-9.7%

Net revenues	60,258		65,794		63,000		-4.4%	-8.4%

Total revenues for the first quarter of 2015 reached US$61.0 million, representing a year-over-year decrease of 3.8% from US$63.4 million in the same period one year ago and a quarter-over-quarter decrease of 9.7% from US$67.5 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were primarily due to decreases in revenues from most product lines other than other revenues in air travel.

In February 2015, AirMedia transferred 81% equity interest of Beijing AirMedia Jinsheng Advertising Co., Ltd. (“Jinsheng Advertising”), the operating entity of its TV-attached digital frames business, to Beijing Tianyi Culture Development Co., Ltd., a third party unrelated to AirMedia. In connection with such equity interest transfer, AirMedia has transferred all relevant assets, liabilities and managerial duties related to the TV-attached digital frames to Jinsheng Advertising with net carrying value of US$1.1 million. AirMedia has transferred part of its concession rights related to the TV-attached digital frames to Jinsheng Advertising and will continue to transfer the rest of such concession rights as AirMedia receives the necessary consents from the respective airports. Due to recent business developments and considerations, AirMedia has also transferred some of its concession rights related to digital TV screens in airports to Jinsheng Advertising and plans to continue to transfer the rest of such concession rights as AirMedia receives the necessary consents from the respective airports. Prior to the full completion of such transfers, AirMedia authorizes Jinsheng Advertising to operate TV-attached digital frames and digital TV screens in airport business under entrustment.

Revenues from digital frames in airports

Revenues from digital frames in airports for the first quarter of 2015 decreased by 9.2% year-over-year and by 14.5% quarter-over-quarter to US$32.0 million. The year-over-year decrease was primarily due to a soft advertising market and the divestiture of TV-attached digital frames. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2015 and the divestiture of TV-attached digital frames.

Revenues from digital TV screens in airports

During the transition period of the divestiture, some advertising contracts signed by AirMedia’s sales team were carried forward after the share transfer. As a result, AirMedia still booked revenues from these contracts in the line of revenues from digital TV screens in airports. Revenues from digital TV screens in airports for the first quarter of 2015 decreased by 24.4% year-over-year and by 52.2% quarter-over-quarter to US$2.0 million. The year-over-year and quarter-over-quarter decreases were primarily due to the divestiture of digital TV screens in airports.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the first quarter of 2015 decreased by 15.6% year-over-year and by 6.6% quarter-over-quarter to US$3.6 million. The year-over-year decrease of revenues from digital TV screens on airplanes was primarily due to a soft advertising market and a decrease in advertisers’ demand for digital TV screens as a result of more choices of in-flight entertainment. The quarter-over-quarter decrease of revenues from digital TV screens on airplanes was primarily due to a seasonally weak quarter in the first quarter of 2015.

Revenues from traditional media in airports

Revenues from traditional media in airports for the first quarter of 2015 decreased by 9.8% year-over-year and by 4.3% quarter-over-quarter to US$13.2 million. The year-over-year decrease was primarily because AirMedia had terminated the operations of all billboards and painted advertisements on gate bridges. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2015.

Other revenues in air travel

Other revenues in air travel for the first quarter of 2015 increased by 322.0% year-over-year and by 223.9% quarter-over-quarter to US$5.4 million. The year-over-year and quarter-over-quarter increases were primarily due to revenues from Jinsheng Advertising for operating TV-attached digital frames and digital TV screens in airport business under entrustment pending the completion of transfer of relevant concession rights.

Revenues from the gas station media network

Revenues from the gas station media network for the first quarter of 2015 decreased by 18.3% year-over-year and by 22.4% quarter-over-quarter to US$2.2 million. The year-over-year decrease was primarily due to a soft advertising market. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2015.

As of May 17, 2015, AirMedia operated LED screens in 745 gas stations in 23 cities.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media, as well as revenues from the Company’s new business of film distribution. Revenues from other media for the first quarter of 2015 remained relatively unchanged year-over-year and decreased by 29.9% quarter-over-quarter to US$2.6 million. The quarter-over-quarter decrease was primarily because we recorded large amounts of one-off revenues from film distribution and film investment in the previous quarter.

Business tax and other sales tax

Business tax and other sales tax for the first quarter of 2015 were US$761,000, compared to US$408,000 in the same period one year ago and US$1.7 million in the previous quarter.

Net revenues

Net revenues for the first quarter of 2015 reached US$60.3 million, representing a year-over-year decrease of 4.4% from US$63.0 million in the same period one year ago and a quarter-over-quarter decrease of 8.4% from US$65.8 million in the previous quarter.

Cost of Revenues

Cost of revenues for the first quarter of 2015 was US$58.6 million, which reflected a year-over-year increase of 2.4% from US$57.2 million and a quarter-over-quarter decrease of 5.2% from US$61.8 million in the previous quarter. The year-over-year increase was primarily due to higher concession fees, which were partially offset by lower agency fees for third-party advertising agencies. The quarter-over-quarter decrease was primarily due to lower concession fees and lower agency fees for third-party advertising agencies in the first quarter of 2015. Cost of revenues as a percentage of net revenues in the first quarter of 2015 was 97.2%, up from 90.9% in the same period one year ago and 94.0% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations, to other media resources owners for placing unipole signs and other outdoors media and to railway bureaus for operating Wi-Fi services on trains.

Concession fees for the first quarter of 2015 increased by 7.5% year-over-year and decreased by 1.5% quarter-over-quarter to US$45.8 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter decrease was primarily due to the decrease in concession fees of certain concession rights of digital TV screens in airports and TV-attached digital frames, which have been transferred to Jinsheng Advertising. Until all relevant concession rights are transferred, AirMedia still needs to book the concession fees of concession rights of digital TV screens in airports and TV-attached digital frames which have not been transferred to Jinsheng Advertising. Concession fees as a percentage of net revenues in the first quarter of 2015 was 76.0%, increasing from 67.6% in the same period one year ago and 70.6% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased while concession fees increased. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than concession fees in the first quarter of 2015.

Gross Profit

Gross profit for the first quarter of 2015 was US$1.7 million, compared to gross profit of US$5.8 million in the year-ago quarter and US$4.0 million in the previous quarter.

Gross profit as a percentage of net revenues for the first quarter of 2015 was 2.8%, compared to 9.1% in the same period one year ago and 6.0% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased while the cost of revenues increased. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2015	% of Net Revenues	Quarter Ended December 31, 2014	% of Net Revenues	Quarter Ended March 31, 2014	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	5,008	8.3%	6,465	9.8%	5,052	8.0%	-0.9%	-22.5%
General and administrative expenses	2,504	4.2%	8,192	12.5%	5,854	9.3%	-57.2%	-69.4%

Total operating expenses	7,512	12.5%	14,657	22.3%	10,906	17.3%	-31.1%	-48.7%

Total operating expenses for the first quarter of 2015 were US$7.5 million, which decreased by 31.1% from US$10.9 million in the same period one year ago and 48.7% quarter-over-quarter from US$14.7 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the first quarter of 2015 were US$91,000, compared to US$242,000 in the same period one year ago and US$91,000 in the previous quarter. The year-over-year decrease was primarily due to the fact most stock options except for some newly granted ones on June 1, 2014 and August 1, 2014, had fully vested.

Selling and marketing expenses for the first quarter of 2015 were US$5.0 million. This remained relatively unchanged from the same period one year ago and decreased by 22.5% from US$6.5 million in the previous quarter. The quarter-over-quarter decrease was primarily due to lower marketing expenses and lower sales commissions for the Company’s direct sales force.

General and administrative expenses for the first quarter of 2015 were US$2.5 million. This represented a year-over-year decrease of 57.2% from US$5.9 million in the same period one year ago and a quarter-over-quarter decrease of 69.4% from US$8.2 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were primarily due to a reversal of bad-debt provisions in the first quarter of 2015.

Loss from Operations

Loss from operations for the first quarter of 2015 was US$5.8 million, compared to loss from operations of US$5.1 million in the same period one year ago and loss from operations of US$10.7 million in the previous quarter. Loss from operations as a percentage of net revenues for the first quarter of 2015 was negative 9.7%, compared to negative 8.2% in the same period one year ago and negative 16.2% in the previous quarter.

Income Tax Expenses/Benefits

Income tax expenses for the first quarter of 2015 were US$1.9 million, compared to income tax benefits of US$4,000 in the same period one year ago and income tax expenses of US$3.1 million in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the first quarter of 2015 was US$5.7 million, compared to net loss attributable to AirMedia’s shareholders of US$3.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$11.2 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2015 was US$0.10, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.18 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2015 was US$0.10, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.18 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$317,000, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$422,000 in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$4.2 million in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash and cash equivalents, Restricted Cash and Short-term Investments

Cash and cash equivalents, restricted cash and short-term investments totaled US$64.3 million as of March 31, 2015, compared to US$99.6 million as of December 31, 2014. The decrease from December 31, 2014 was partially due to the equity investment of US$8.1 million in the capital injection of Sinopec Marketing Co., Ltd., and repayment of short-term loan of US$3.0 million.

Other Recent Developments

In April 2015, AirMedia obtained exclusive concession rights to install and operate Wi-Fi systems on 147 groups of ordinary trains operated by Shanghai Railway Bureau.

In April 2015, AirMedia obtained exclusive concession rights to install and operate Wi-Fi systems on ordinary trains operated by Jinan Railway Bureau.

On April 7, 2015, Beijing Shengshi Lianhe Advertising Co., Ltd., a variable interest entity in China currently controlled by AirMedia through contractual arrangements, entered into a share transfer agreement to sell 5% equity interest of AirMedia Group Co., Ltd. (“AM Advertising”) to Shenzhen Liantronics Co., Ltd, a company listed on the Shenzhen Stock Exchange (Shenzhen Stock Exchange Code: 300269) for a consideration of RMB150 million in cash, which reflected the total valuation of AM Advertising of RMB3 billion.

Business Outlook

AirMedia currently expects its net revenues for the second quarter of 2015 to range from US$57.0 million to US$61.0 million, representing a year-over-year decrease of 7.3% to 0.8% from the same period in 2014 and a quarter-over-quarter decrease of 5.4% to a quarter-over-quarter increase of 1.2% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$45.0 million in the second quarter of 2015, representing a quarter-over-quarter decrease of 1.7% from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended March 31, 2015		Quarter Ended December 31, 2014		Quarter Ended March 31, 2014		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		27		28		31	-12.9%	-3.6%
Number of time slots available for sale (2)		42,160		45,740		33,602	25.5%	-7.8%
Number of time slots sold (3)		12,610		13,742		14,551	-13.3%	-8.2%
Utilization rate (4)		29.9%		30.0%		43.3%	-13.4%	-0.1%
Average advertising revenue per time slot sold (5)	US$	2,535	US$	2,719	US$	2,418	4.8%	-6.8%

Digital TV screens in airports
Number of airports in operation		26		26		31	-16.1%	0.0%
Number of time slots available for sale (1)		14,400		16,823		16,457	-12.5%	-14.4%
Number of time slots sold (3)		977		4,497		4,090	-76.1%	-78.3%
Utilization rate (4)		6.8%		26.7%		24.9%	-18.1%	-19.9%
Average advertising revenue per time slot sold (5)	US$	2,095	US$	952	US$	662	216.5%	120.1%

Digital TV screens on airplanes
Number of airlines in operation		7		7		7	0.0%	0.0%
Number of time slots available for sale (1)		420		405		409	2.7%	3.7%
Number of time slots sold (3)		119		146		141	-15.6%	-18.5%
Utilization rate (4)		28.3%		36.0%		34.5%	-6.2%	-7.7%
Average advertising revenue per time slot sold (5)	US$	30,319	US$	26,466	US$	30,312	0.0%	14.6%

Traditional Media in airports
Numbers of locations available for sale (6)		738		995		995	-25.8%	-25.8%
Numbers of locations sold (7)		435		452		518	-16.0%	-3.8%
Utilization rate (8)		58.9%		45.4%		52.1%	6.8%	13.5%
Average advertising revenue per location sold (9)	US$	30,354	US$	30,527	US$	28,253	7.4%	-0.6%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the first quarter 2015 earnings at 8:00 PM U.S. Eastern Time on May 18, 2015 (5:00 PM U.S. Pacific Time on May 18, 2015; 8:00 AM Beijing/Hong Kong time on May 19, 2015). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

Hong Kong: +852 800 906 601

International: +65 6723 9381

China: +86 400 620 8038

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on May 18, 2015 and 11:59 p.m. on May 26, 2015, Eastern Time.

Replay Dial-in Information

U.S.: +1 646 254 3697

International: +61 2 8199 0299

Pass code: 33006791

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income/(expense), income tax expense/(benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	March 31, 2015	December 31, 2014
ASSETS:
Current assets:
Cash and cash equivalents	47,118	67,437
Restricted cash	12,304	14,395
Short-term investments	4,839	17,729
Accounts receivable, net	90,027	84,993
Notes receivable	1,157	2,673
Prepaid concession fees	28,726	31,035
Amount due from related parties	12,409	3,322
Other current assets	26,847	25,620
Deferred tax assets - current	2,268	1,585
Assets held for sale	—	1,087

Total current assets	225,695	249,876

Prepaid equipment costs	33,925	45,176
Property and equipment, net	63,965	50,329
Long-term deposits	18,826	20,300
Deferred tax assets - non-current	8,574	13,932
Long-term investments	17,205	9,049
Acquired intangible assets, net	3,089	807
Other non-current assets	8,247	6,128

Total assets	379,526	395,597

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2014 and March 31, 2015, respectively)	—	3,000
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $88,430 and $89,653 as of December 31, 2014 and March 31, 2015, respectively)	93,442	94,933
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,629 and $8,771 as of December 31, 2014 and March 31, 2015, respectively)	10,452	11,498
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $13,517 and $12,632 as of December 31 2014 and March 31, 2015, respectively)	12,639	13,523
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $963 and nil as of December 31, 2014 and March 31, 2015, respectively)	—	1,522
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $790 and nil as of December 31, 2014 and March 31, 2015, respectively)	—	790

Total current liabilities	116,533	125,266

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,257 and $1,258 as of December 31, 2014 and March 31, 2015, respectively)	1,258	1,257
Deferred tax liability - non-current (including deffered tax liability- non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc.$202 and $184 as of December 31, 2014 and March 31, 2015, respectively)	184	202

Total liabilities	117,975	126,725

Equity
Ordinary shares	128	128
Additional paid-in capital	323,259	323,167
Treasury stock	(9,236)	(9,236)
Statutory reserves	11,309	11,381
Accumulated deficits	(116,130)	(110,519)
Accumulated other comprehensive income	33,994	33,815

Total AirMedia Group Inc.‘s shareholders’ equity	243,324	248,736

Noncontrolling interests	18,227	20,136

Total equity	261,551	268,872

Total liabilities and equity	379,526	395,597

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Revenues	61,019	67,537	63,408
Business tax and other sales tax	(761)	(1,743)	(408)

Net revenues	60,258	65,794	63,000
Cost of revenues	58,587	61,818	57,239

Gross profit	1,671	3,976	5,761
Operating expenses:
Selling and marketing *	5,008	6,465	5,052
General and administrative *	2,504	8,192	5,854

Total operating expenses	7,512	14,657	10,906

Loss from operations	(5,841)	(10,681)	(5,145)
Interest income, net	229	20	583
Other income, net	349	329	444

Loss before income taxes	(5,263)	(10,332)	(4,118)
Income tax (expenses)/benefits	(1,945)	(3,114)	4

Net loss before net income of equity method investments	(7,208)	(13,446)	(4,114)
Net (loss)/income of equity method investments	(390)	10	(223)

Net loss	(7,598)	(13,436)	(4,337)

Less: Net loss attributable to noncontrolling interests	(1,915)	(2,232)	(828)

Net loss attributable to AirMedia Group Inc.’s shareholders	(5,683)	(11,204)	(3,509)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.05)	(0.09)	(0.03)
Diluted	(0.05)	(0.09)	(0.03)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.10)	(0.18)	(0.06)
Diluted	(0.10)	(0.18)	(0.06)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	119,926,971	119,593,908	119,152,038
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	119,926,971	119,593,908	119,152,038

* Share-based compensation charges included are as follow:
Selling and marketing	—	—	—
General and administrative	91	91	242

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Net loss	(7,598)	(13,436)	(4,337)
Other comprehensive income/(loss)	185	(2,924)	(7,584)

Comprehensive loss	(7,413)	(16,360)	(11,921)
Less: comprehensive loss attributable to the noncontrolling interest	(1,909)	(2,465)	(1,351)

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(5,504)	(13,895)	(10,570)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP ADJUSTED EBITDA

(In U.S. dollars in thousands)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014

Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(5,683)	(11,204)	(3,509)
Interest income, net	(229)	(20)	(583)
Depreciation	3,421	3,758	3,199
Income tax expenses/(benefits)	1,945	3,114	(4)
Amortization of acquired intangible assets	138	72	233

EBIDTA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(408)	(4,280)	(664)

Share-based compensation	91	91	242

Adjusted EBIDTA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(317)	(4,189)	(422)